

November 8, 2016

Shareholder Assistance and Investor Information

THIRD QUARTER REPORT SEPTEMBER 2016

If you need assistance with a change in registration of certificates, combining your certificates into one, reporting lost certificates, non-receipt or loss of dividend checks, enrollment in the dividend reinvestment plan, assistance regarding direct deposit of dividends, information about the Company, or to receive copies of financial reports, please contact Kristy Adams Alfieri, Assistant Secretary at 802.888.0982 or contact our Transfer Agent at the address and phone number listed below:

TRANSFER AGENT:
Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
866.321.8022 or
720.378.5956
Email: shareholder@broadridge.com

NASDAQ STOCK MARKET
Ticker Symbol: UNB
Corporate Name: Union Bankshares, Inc.
Corporate Address:
20 Lower Main Street
P.O. Box 667
Morrisville, VT 05661-0667
Investor Relations: UBLOCAL.COM

to our SHAREHOLDERS

We are pleased to report net income for the three and nine months ended September 30, 2016. Consolidated net income for the three months ended September 30, 2016 was $2.3 million, or $0.51 per share, compared to $2.1 million, or $0.45 per share, for the same period in 2015, and $6.2 million, or $1.38 per share for the nine months ended September 30, 2016, compared to $6 million, or $1.33 per share, for the same period in 2015.

We are also pleased to report that during the past twelve months ended September 30, 2016 total assets increased $52.3 million, or 8.4%, to $672.6 million; loans increased $27.6 million, or 5.45% to $533.2 million; deposits increased $28.3 million, or 5.20%, to $572.2 million; and total shareholders' equity increased 5.6% to $56.8 million compared to September 30, 2015.

Key performance ratios for the nine months ended September 30, 2016 include a Return on Average Assets of 1.28% and a Return on Average Equity of 14.83%. Both ratios place us in the upper percentiles in comparison to peer banks. We are pleased with our financial performance to date, especially with our pace of balance sheet growth, which was an area of emphasis for this year.

We recently learned of big news in the Northern New England Banking scene. It was announced that the largest bank domiciled in Vermont will be acquired by an $8 billion bank domiciled in upstate New York. This will reduce the number of Vermont based banks to eleven from approximately thirty five in the 1980's. In the near term, we view these sort of out of area consolidations to be generally positive for us as we have opportunities to acquire customers reluctant to depend on a large, out of area bank. Long term, we fear further consolidation may reduce access to banking services in the rural markets we serve. We are committed to providing personalized deposit and loan services within our market area, while at the same time enhancing our Digital Banking capabilities.

Our first snowfall happened in mid-October when we awoke to fresh snow on some of our mountain peaks, with accumulations of as much as 9 inches in some areas. While seemingly early, this bodes well for the nearing winter tourism season. Fortunately, the preceding summer and fall tourism seasons were equally as good as the winter was bad. We are hoping to string two solid tourism seasons together to further improve our area's economy, which is generally pretty good. In some areas, businesses are unable to attract sufficient workers to be open all of the hours they would like to be, whether travel and tourism or manufacturing. This has to eventually translate into wage price pressure and modest inflation, certainly enough to cause the Federal Reserve to increase interest rates, which would be beneficial to Union Bank.

Enclosed please find your check or advice of deposit of the quarterly dividend of $.28 per share declared on October 19, 2016, payable to shareholders of record as of October 29, 2016. As a reminder, we would be pleased to help you set up automatic deposit of your dividend either to a Union Bank account or a financial institution of your choice. Please contact Assistant Secretary Kristy Adams Alfieri for assistance at 802.888.0982.

Kenneth D. Gibbons
Chairman

David S. Silverman
President & Chief Executive Officer

About **Union Bankshares**

Union Bankshares, Inc. operates as the holding company for Union Bank, which provides commercial, retail and municipal banking services and asset management services throughout northern Vermont and New Hampshire. Union Bank was founded in 1891 in Morrisville, Vermont, where the Bank's and its holding company's headquarters are located. Union Bank operates 17 banking offices and three loan centers and several ATMs throughout its geographical footprint.

Union Bank has earned an outstanding reputation for residential lending programs and has recently been named, for the third consecutive year, the USDA RD Vermont lender of the year. Union Bank is also an SBA Preferred lender and has an Outstanding Community Reinvestment Act rating.

Union Bankshares, Inc.

Union Bankshares, Inc.

Consolidated **Balance Sheets**

(unaudited, in thousands)

ASSETS	SEPT. 30, 2016	SEPT. 30, 2015
Cash and Due from Banks	$3,952	$4,498
Federal Funds Sold & Overnight Deposits	31,622	9,186
Interest Bearing Deposits in Banks	9,753	12,753
Investment Securities	60,670	56,181
Loans Held for Sale	10,214	7,256
Loans, net	523,010	498,390
Reserve for Loan Losses	(5,226)	(5,044)
Premises and Equipment, net	13,377	12,860
Other Real Estate Owned, net	—	59
Accrued Interest & Other Assets	25,207	24,127
Total Assets	**$672,579**	**$620,266**

LIABILITIES & SHAREHOLDERS' EQUITY	SEPT. 30, 2016	SEPT. 30, 2015
Noninterest Bearing Deposits	$116,381	$103,614
Interest Bearing Deposits	350,376	308,946
Time Deposits	105,429	131,325
Borrowed Funds	37,513	17,421
Accrued Interest & Other Liabilities	6,075	5,142
Common Stock	9,869	9,864
Additional Paid in Capital	605	495
Retained Earnings	51,989	48,801
Accumulated Other Comprehensive (Loss) Income	(1,635)	(1,326)
Treasury Stock at Cost	(4,023)	(4,016)
Total Liabilities & Shareholders' Equity	**$672,579**	**$620,266**

Standby letters of credit were $1,624,000 and $1,514,000 at September 30, 2016 and 2015, respectively.

Consolidated **Statements of Income**

(unaudited, in thousands)

	SEPT. 30, 2016	SEPT. 30, 2015	SEPT. 30, 2016	SEPT. 30, 2015
	(3 months ended)		(9 months ended)	
Interest Income	$6,786	$6,373	$19,922	$18,766
Interest Expense	471	461	1,503	1,547
Net Interest Income	6,315	5,912	18,419	17,219
Provision for Loan Losses	—	150	150	400
Net Interest Income After Provision for Loan Losses	6,315	5,762	18,269	16,819
Trust Income	171	171	523	538
Noninterest Income	2,633	2,362	7,064	6,856
Noninterest Expenses:				
Salaries & Wages	2,622	2,426	7,522	7,080
Pension & Employee Benefits	865	739	2,659	2,242
Occupancy Expense, net	297	293	923	986
Equipment Expense	553	479	1,603	1,346
Other Expenses	1,842	1,737	5,219	4,966
Total	6,179	5,674	17,926	16,620
Income Before Taxes	2,940	2,621	7,930	7,593
Income Tax Expense	672	571	1,764	1,642
Net income	**$2,268**	**$2,050**	**$6,166**	**$5,951**
Earnings Per Share	**$0.51**	**$0.45**	**$1.38**	**$1.33**
Book Value Per Share			**$12.74**	**$12.07**

UnionBankshares, Inc.

DIRECTORS
Kenneth D. Gibbons - *Chairman*
Neil J. Van Dyke - *Vice Chairman*
Steven J. Bourgeois
Dawn D. Bugbee
John M. Goodrich
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet

OFFICERS
Kenneth D. Gibbons - *Chairman*
David S. Silverman - *President & CEO*
Karyn J. Hale - *Chief Financial Officer*
John H. Steel - *Secretary*
Kristy Adams Alfieri - *Assistant Secretary*
Jeffrey G. Coslett - *Vice President*

UnionBank

DIRECTORS
Kenneth D. Gibbons - *Chairman*
Neil J. Van Dyke - *Vice Chairman*
Steven J. Bourgeois
Dawn D. Bugbee
John M. Goodrich
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet

REGIONAL ADVISORY BOARD MEMBERS
Michael R. Barrett - *St. Johnsbury*
Joel S. Bourassa - *Northern NH*
Steven J. Bourgeois - *St. Albans*
Stanley T. Fillion - *Northern NH*
Rosemary H. Gingue - *St. Johnsbury*
John M. Goodrich - *St. Johnsbury*
Richard L. Isabelle - *St. Johnsbury*
Christopher M. Knapp - *Northern NH*
Coleen K. Kohaut - *St. Albans*
Justin P. Lavely - *St. Johnsbury*
Daniel J. Luneau - *St. Albans*
Mary K. Parent – *St. Johnsbury*
Samuel H. Ruggiano - *St. Albans*
David S. Silverman - *All*
Schuyler W. Sweet - *Northern NH*

Union Bank Offices
(ATMs at all Branch Locations)

VERMONT
Barre	Loan Center	
	14 North Main Street	802.476.0062
Danville	421 Route 2 East	802.684.2211
Fairfax	Jct. Routes 104 & 128	802.849.2600
Hardwick	103 VT Route 15 West	802.472.8100
Jeffersonville	44 Main Street	802.644.6600
Johnson	198 Lower Main Street	802.635.6600
Lyndonville	183 Depot Street	802.626.3100
Morrisville	20 Lower Main Street	802.888.6600
	65 Northgate Plaza	802.888.6860
Newport	Loan Center	
	325 East Main Street	802.334.0750
St. Albans	15 Mapleville Depot	802.524.9000
St. Johnsbury	364 Railroad Street	802.748.3131
	325 Portland Street	802.748.3121
S. Burlington	Loan Center	
	30 Kimball Avenue	802.865.1000
Stowe	47 Park Street	802.253.6600

NEW HAMPSHIRE
Groveton	3 State Street	603.636.1611
Littleton	263 Dells Road	603.444.7136
	76 Main Street	603.444.5321
Lincoln	135 Main Street	603.745.4000
N. Woodstock	155 Main Street	603.745.2488



